CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA S/N.-28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 11 34

02055828

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED NOV 05 2002 WASH. D.C. 161 SECTION

Madrid, 25th October 2002

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,

Luigi Lubelli

dlw 11/18

QUARTERLY REPORT

OFFICIAL NAME

CORPORACION MAPFRE, S.A.

Amounts in EUROS

- [ ] **Credit Entities** .... B
- [ ] **Portfolios** C
- [ ] **General** .... G
- [X] **Insurance Entities** .... S

- **Page 1 and 1 bis** .... [X]
- **Page 2** .... [X]
- **Page 3** .... [X]
- **Page 4** .... [X]
- **Additional explanatory material** .... [ ]

DATE:	23 October 2002	**QUARTER:**	3rd 2002

INSURANCE

PRELIMINARY QUARTERLY RESULTS REPORT FOR THE FOLLOWING PERIOD:

QUARTER	THIRD	**YEAR**	2002

Official Name:

CORPORACION MAPFRE, S.A.

Legal Address:	**N.I.F.**
Pº de Recoletos, 25 28004 MADRID	A/08055741

Name and position of the persons assuming responsibility for this report: Domingo Sugranyes Bickel Vice-Chairman and Chief Executive Officer of CORPORACION MAPFRE, S.A. Public deed nº 2845 signed before notary public José María Prada Guaita on 20 September 2001	**SIGNATURE:**

A) PRELIMINARY QUARTERLY RESULTS		INDIVIDUAL		CONSOLIDATED	
		Current Fiscal Year	Previous Fiscal Year	Current Fiscal Year	Previous Fiscal Year
NET PREMIUMS & SURCHARGES (*)	**0820**	--	--	3,376,912	3,741,620
RESULT BEFORE TAXES	**1040**	-46,816	29,413	208,214	167,870
RESULT AFTER TAXES	**1044**	-31,040	30,801	152,587	123,970
Results attributable to minority interests	**2050**			63,178	52,630
RESULTS ATTRIBUTABLE TO THE CONTROLLING COMPANY	**2060**			89,409	71,340

PAID-UP CAPITAL	**0500**	90,782	90,782		

AVERAGE NUMBER OF EMPLOYEES	**3000**	69	63	11,822	10,677

Figures in € '000

(*) Net earned premiums

B) BUSINESS DEVELOPMENT

General overview

MAPFRE clearly retains its leading position in the Spanish Insurance market, while the improvement of Group results in the Americas is being confirmed.

According to first half 2002 data recently released by ICEA:

- MAPFRE VIDA ranked as the largest life insurer in Spain, with a 10.2% share of total premiums, against 8.7% in the same period of last year. Its growth rates exceeded market average both in premiums (4.2% vs. -11.3%) and technical reserves (28.0% vs. 12.4%)
- The subsidiaries grouped under the MAPFRE - CAJA MADRID holding company reached a 11.7% share of total Non Life - Non Motor premiums, against 10.0% in the same period of last year.

Written direct insurance and accepted reinsurance premiums reached in the third quarter a consolidated volume of € 3,986.2 million, a 5.4% decrease over September 2001. Such decrease reflects:

- the devaluation of several Latin American currencies and the appreciation of the euro vis-à-vis the dollar, which slowed down income growth at MAPFRE AMERICA, MAPFRE RE, MAPFRE ASISTENCIA and MAPFRE CAUCION Y CREDITO
- a lower volume of Life insurance premiums coming from transactions related to the externalisation of corporate pension commitments.

Aside from these effects, business volumes have continued growing at the sustained rates observed in previous quarters.

CORPORACION MAPFRE and its subsidiaries also maintained the positive trend in results growth observed in the first half of 2002. The preliminary consolidated result before taxes, minorities and amortisation of goodwill and portfolio acquisition costs reached € 234.2 million, a 33.9% increase. The net consolidated result amounts to € 89.4 million, a 25.4% increase over the third quarter of 2001.

As of September 2002, losses from equity investments had a net effect of € 11.5 million in the net consolidated result.

Net realised gains amounted to € 1.7 million, against € 6.7 million in the third quarter of 2001. A € 14.3 million reduction in the amount of deferred taxes, which will not vary in the fourth quarter, was included in the estimated calculation of tax charges. Taking out both positive non-recurring items, the consolidated net result grew at an underlying rate of 17.5%.

The preliminary consolidated result is analysed by business areas in the following table:

CONSOLIDATED RESULT BREAKDOWN			
	31.09.2002	31.09.2001	% Var. 02/01
Companies operating primarily in Spain			
Direct insurance	153.4	116.8	31.3
Funds Management (*)	16.1	16.5	-2.4
- Mapfre Inversión	12.8	12.8	---
- Gesmadrid, Caja Madrid Pensiones, Caja Madrid Bolsa	3.3	3.7	-10.8
Real Estate Services (*)	3.4	11.2	-69.6
Other	-1.7	-1.1	---
Subtotal	171.2	143.4	19.4
Companies operating primarily abroad			
Direct insurance	50.9	29.2	74.3
Accepted reinsurance	23.0	0.3	---
Assistance	3.8	2.9	31.0
Subtotal	77.7	32.4	139.8
Other	-0.2	0.2	---
Amortisation of goodwill and portfolio acquisition costs	-26.0	-7.1	266.2
Holding company result	-46.8	29.4	---
Consolidation adjustments	32.3	-30.5	---
Result before tax	208.2	167.8	24.1
Tax	-55.6	-43.9	26.7
Result after tax	152.6	123.9	23.2
Result attributable to minority interests	-63.2	-52.6	20.2
Result attributable to the controlling company	89.4	71.3	25.4

Figures in € million

(*) Equity-accounted

The following table provides a breakdown of written and accepted premiums and consolidated results, before taxes, minority interests and amortisation of goodwill and portfolio acquisition costs of the main subsidiaries:

	Premiums			Results		
	30.09.02	30.09.01	% Var. 02/01	30.09.02	30.09.01	% Var. 02/01
MAPFRE VIDA	1,345.3	1,847.6	-27.2	77.1	68.6	12.4
MAPFRE SEGUROS GENERALES	851.5	618.9	37.6	75.0	49.3	52.1
MAPFRE CAJA SALUD	248.2	153.6	61.6	11.3	7.7	46.8
MAPFRE CAUCION Y CREDITO	65.7	53.9	21.9	5.0	4.0	25.0
MAPFRE CAJA SALUD HOLDING	2,510.7	2,674.0	-6.1	164.7	129.7	27.0
MAPFRE AMERICA	1,010.0	1,099.2	-8.1	50.9	28.9	76.1
MAPFRE RE	569.2	525.0	8.4	23.0	0.3	---
MAPFRE ASISTENCIA (*)	115.6	135.6	-14.8	3.8	2.9	31.0

Figures in € million

(*) Premiums for Mapfre Asistencia include income from both premiums and service invoices

Overview of the main subsidiaries

- MAPFRE VIDA

The preliminary figures for this company as of the third quarter of 2002 show that business development was characterised by a 18.6% increase in premiums (applying the same consolidation perimeter, and excluding externalisation premiums), and a 13.1% increase in funds under management, as summarised in the following table:

	30.09.2002	30.09.2001	% Var. 02/01
REGULAR PREMIUMS	357.2	376.1	-5.0
SINGLE PREMIUMS	889.7	473.8	87.8
UNIT-LINKED	43.7	241.8	-81.9
TOTAL LIFE PREMIUMS	1,290.6	1,091.7	18.2
ACCIDENTS	10.6	5.5	92.7
SUBTOTAL	1,301.2	1,097.2	18.6
HEALTH	0.0	76.3	--
EXTERNALISATION	44.1	674.1	-93.5
TOTAL PREMIUMS	1,345.3	1,847.6	-27.2
- INSURANCE CHANNEL PREMIUMS	517.1	473.7	9.2
- BANK CHANNEL PREMIUMS	784.1	699.8	12.0
Total premiums without externalisation	1,301.2	1,173.5	10.9
- EXTERNALISATION	44.1	674.1	-93.5
TOTAL PREMIUMS	1,345.3	1,847.6	-27.2
TECHNICAL RESERVES	8,517.7	7,160.9	18.9
MUTUAL FUNDS	1,911.2	2,088.0	-8.5
PENSION FUNDS	582.2	484.3	20.2
TOTAL FUNDS UNDER MANAGEMENT	11,011.1	9,733.2	13.1

Figures in € million

MAPFRE VIDA and its subsidiaries recorded a gross consolidated result of € 77.1 million, a 12.4% increase over September 2001.

- MAPFRE SEGUROS GENERALES

Written and accepted premiums amounted to € 851.5 million, a 37.6% increase. The gross consolidated result reached € 75.0 million, a 52.1% year-on-year increase. The following table provides a breakdown of figures by company:

Company	Written Premiums	% Var. 02/01	Results (*) 30.09.2002	Results (*) 30.09.2001
MAPFRE SEGUROS GENERALES (uncons.)	327.3	16.4	27.8	27.2
MAPFRE INDUSTRIAL	268.5	80.0	18.0	5.5
MAPFRE GUANARTEME	117.0	19.5	14.7	11.7
MAPFRE FINISTERRE (**)	138.0	0.6	14.1	4.1

Figures in € million

(*) Results before taxes, minorities and amortisation

(**) Figures for MAPFRE FINISTERRRE are shown from January 2001 onwards, although this subsidiary was only consolidated in April 2001.

Premiums sold through the bank channel reached € 50.5 million, a 59.6% increase.

- MAPFRE CAJA SALUD

Written premiums amounted to € 248.2 million, a 61.6% increase (14.0% applying the same consolidation perimeter, as the Health insurance business of MAPFRE VIDA was absorbed by this company in June 2001). The gross consolidated result reached € 11.3 million, a 46.8% increase.

- MAPFRE CAUCION Y CREDITO

Written and accepted premiums grew 21.9%, reaching € 65.7 million. The gross consolidated result grew 25.0%, reaching € 5.0 million.

- MAPFRE AMERICA

Premiums reached a total volume of € 1,010 million, a 8.1% decrease, on account of the appreciation of the euro vis-à-vis the dollar and the devaluation of local currencies. The gross consolidated result maintained the growth trend observed in previous quarters, reaching € 50.9 million, a 76.1% increase, with the following breakdown:

Country	Company	Written Premiums	% Var. 02/01	Results (*)	
				31.09.2002	31.09.2001
Argentina	MAPFRE ARGENTINA	53.7	-66.7	0.2	3.8
Brazil	VERA CRUZ	186.7	-12.4	5.5	1.9
Colombia	MAPFRE S.G. COLOMBIA	31.9	2.6	1.4	-0.6
Chile	MAPFRE CHILE SEGUROS	57.3	27.6	0.8	0.9
El Salvador	LA CENTRO AMERICANA	24.0	19.4	1.4	0.8
Mexico	SEGUROS TEPEYAC	266.5	16.9	16.0	8.7
Paraguay	MAPFRE PARAGUAY	5.7	-17.4	0.2	0.2
Peru	MAPFRE PERU	21.0	5.5	-3.0	-1.3
Puerto Rico	MAPFRE USA	175.8	2.4	10.0	8.6
Uruguay	MAPFRE URUGUAY	7.8	--	-1.0	0.5
Venezuela	LA SEGURIDAD	179.4	-7.8	24.1	12.7

Figures in € million

(*) Results before taxes, minorities and amortisation

The reduction in the results of the Argentine subsidiaries stems from the introduction in that country of a new regulation concerning monetary adjustment.

The results of Vera Cruz and Seguros Tepeyac include non-recurring items totalling € 1.3 million and € 4.5 million, respectively.

- MAPFRE RE

The preliminary third quarter results show that MAPFRE RE recorded a premiums volume of € 569.2 million, a 8.4% increase, and a gross consolidated result of € 23.0 million, against € 0.3 million in the third quarter of 2001.

- MAPFRE ASISTENCIA

This subsidiary achieved a volume of revenues (premiums and service invoices) of € 115.6 million, a 14.8% decrease. Total revenues decrease with respect to June 2002 and September 2001 due to the devaluation of Latin American currencies. The gross consolidated result reached € 3.8 million, a 31.0% increase over the previous year.

Consolidated shareholders' equity

The consolidated shareholders' equity, expressed in euros, of MAPFRE AMERICA and its subsidiaries decreased during the first nine months of 2002 by € 135.8 million, owing to the devaluation of Latin American currencies. Of this reduction, € 15.6 million correspond to the devaluation of the Argentine peso. This amount has decreased with respect to the first half of 2002, as a result of the adoption by the Argentine subsidiaries of a new regulation concerning monetary adjustment.

The decrease in the consolidated equity of MAPFRE AMERICA does not imply a weaker solvency of its subsidiaries, as all their liabilities are reduced by the same proportion, nor does it have an impact on the consolidated result of CORPORACION MAPFRE. However, it does require to set aside € 63.8 million in the provision against investment depreciation in the non-consolidated balance sheet. That explains the loss recorded in the non-consolidated profit and loss statement of CORPORACION MAPFRE in the first nine months of 2002.

Personnel

At the end of the third quarter, CORPORACION MAPFRE and its subsidiaries employed 11,965 persons (5,363 in Spain and 6,602 in other countries), with an increase of 8.5%.

C) BASIS OF PRESENTATION AND VALUATION CRITERIA

The same accounting principles, criteria and policies, which were applied in the latest annual accounts, and conform to the requirements of the current regulation applicable to the company, have been followed.

D) DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% based on nominal	Euros per Share	Amount (€ '000)
1. Ordinary Shares	3100	20	0.10	18,156
2. Preferred Shares	3110	--	--	--
3. Non-voting Shares	3120	--	--	--

Further information on dividend payments (interim, supplementary, etc.):

2001 supplementary dividend, paid on 1 June 2002: shares number 1 to 181,564,536 collected € 0.10 gross per share.